FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2004

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.

News Release dated December 7 , 2004

2.

News Release dated December 15, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: JANUARY 4, 2004

By: /s/ Seamus Young

 Name

Its: President/CEO/Director

(Title)

LOGAN RESOURCES LTD.

720 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 689-0299

Facsimile (604) 689-0288

NEWS RELEASE

TSX-V: LGR

No. 04-19

December 15, 2004

LOGAN RESOURCES LTD.  ACQUIRES URANIUM PROPERTY

Logan Resources Ltd. is pleased to announce it has acquired by staking, two mineral claim blocks on the Carswell Dome Formation, Saskatchewan, in the Athabasca Basin. The highly prospective claim block is adjacent to the Cluff Lake Mine boundary and is less than 7km from the deposits. Cluff Lake Mine was previously operated by Cogema Resources Inc., one of the largest producers of uranium in the world and produced over 63 million lb of uranium with grade in excess of 6% U3O8.

 The claim block covers a total area of 7,604 hectares (18,789 acres). The Claims were staked and recorded in early October 2004 by Timothy A. Young. Title to the Claims has been accepted for filing and has been approved by the Saskatchewan Mining Recorder's Office.

This area is currently been explored by junior and major mining companies seeking uranium. For the claim location and information on Logan Resources Ltd. please visit www.loganresources.ca and the SEDAR and SEC websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President

Email:  info@krl.net

Shares issued and outstanding   14,526,863

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved or disapproved the information contained herein.

LOGAN RESOURCES LTD.

720 - 475 Howe Street

Vancouver, BC

V6C 2B3

Telephone (604) 689-0299

Facsimile (604) 689-0288

NEWS RELEASE

TSX-V: LGR

No. 04-19

December 15, 2004

LOGAN RESOURCES LTD.  – PROPERTY PROGRESS REPORT

Logan Resources Ltd. (the Company) is pleased to report that a work program of geological mapping, trenching, soil and rock geochemical sampling on the Shell Creek Property, has been successful in establishing the source and setting of the coarse, visible gold previously identified in quartz float on the property. The Shell Creek Property is located 75 kms (~ 47 miles) northwest of Dawson City, in west-central Yukon and comprises 488 claim units encompassing and area of 98 km2.

Coarse, visible gold is derived from one of several quartz saddle reefs formed in folded, fine-grained clastic metasediments which occur stratigraphically above the Shell Creek banded iron formation (BIF) and below mafic volcanic rocks, all components of the Precambrian to Early Cambrian Hyland Group.

To date, at least 4 and possibly 5 Au-Cu mineralized quartz saddle reef structures have been identified over a 6 km distance along the northern belt of BIF. Over 10 kms of BIF constitute eastern and southern belts and have yet to be examined. Streams draining these areas have anomalous gold in silt samples, but significantly more samples are anomalous in copper along the southern belt compared to samples draining the northern belt.  Anomalous copper samples are particularly abundant from creeks draining the mafic volcanic unit along the south belt and the source of these anomalous samples remains to be identified.

Assigning the character of Au-Cu mineralization on the Shell Creek property to a particular deposit model is not straightforward. It combines two classic features of gold-quartz vein deposits, which are (1) visible gold occurring in quartz saddle reefs, and (2) spatial association with a banded iron formation. The addition of copper, however, in vein-marginal, chloritized sediments is somewhat unique.

The scale of the individual reefs, the nature of the host rocks and the style of gold vein mineralization being dominant in late stage dilation-fill veins show similarities with historic gold deposits such as the Bendigo and Ballarat gold mines in the goldfields of Central Victoria, Australia where fold-related gold quartz vein deposits account for over 1200 tons of gold production.

Within the individual reefs on the Shell Creek property, visible gold is associated with late-stage, dilation-fill quartz-chlorite-carbonate veins developed within and marginal to early-stage fractured quartz. Visible gold is particularly common in association with chalcocite and lesser bornite that occurs either as 1 to 3 cm patches in late-stage dilation-fill veins, or as 1 to 3 mm veinlets filling fractures in early-stage quartz, next to late-stage veins.

In addition to the gold in quartz, clastic metasediments proximal to zones with late-stage vein development within reefs, are typically pervasively chloritized and contain elevated copper. This copper occurs as disseminated chalcocite developed along schistosity surfaces and grab samples of chalcocite-bearing, chlortized sediments returned assays up to 1.8% copper.

Quartz reefs along the northern belt of BIF form shallow southwest-plunging, upright, openly folded, anticlinal structures that are from 50 to 75 metres wide, across the region of the fold closure. Individual reefs consist of a number of stacked quartz veins that range from less than half a metre, to several metres in thickness separated by intervals of variably chloritized, host sediment.  Quartz reefs are thickest at the hinge zone and progressively thin out and dissipate as the veins rolls into the steeper fold limbs.

Trenching was conducted on an area containing abundant quartz float with localized quartz vein outcrop/subcrop on a small area of mineralized quartz saddle reef up slope from where visible gold had been initially identified in quartz float. However, due to extensive overburden, combined with the scale of the individual structures and equipment limitations, only a small portion of the mineralized structure was exposed and was not adequate for channel sampling. The trenching did provide outcrop data which characterized the quartz vein geometry and structure of host rocks in this poorly exposed area.

The next phase of proposed exploration should include an induced polarization (IP) geophysical survey to isolate concentrated zones of late stage veins within the individual reefs. This should be followed by a trenching program to expose sections across the width of the mineralized structure focusing on anomalous zones defined by the IP survey. The character of coarse, nuggety gold suggests that bulk sampling will be required to truly assess gold grades of the mineralized systems.

The Qualified Person on this project is Chris H. Ash (P.Geo.). For more information on Logan Resources Ltd. or on the Shell Creek Property please visit www.loganresources.ca and the SEDAR and SEC websites.

ON BEHALF OF THE BOARD

Per”Judith T. Mazvihwa”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President

Email:  info@krl.net

Shares issued and outstanding   14,526,863

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved or disapproved the information contained herein.